333-151268-(BDC)
Branch 22

40-33

ROPES & GRAY

ROPES & GRAY LLP
111 South Wacker Drive, 46th Floor
Chicago, IL 60606
WWW.ROPESGRAY.COM

January 14, 2010

RECEIVED
FEB 12 2010
The Division of
Investment Management

Nicholas M. Berg
312-845-1322
312-845-5500 fax
nicholas.berg@ropesgray.com

BY E-MAIL

Securities and Exchange Commission
Attn: Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

Re: *Lachman v. Kohlberg Capital Corp. et al.*, No. 10 CV 0231 (S.D.N.Y.)

Dear Sir or Madam:

I write on behalf of Defendants Kohlberg Capital Corporation, Dayl W. Pearson, Michael I. Wirth, Christopher Lacovara, Samuel P. Frieder, and C. Turney Stevens in the above-captioned action. Pursuant to Section 33 of the Investment Company Act of 1940, enclosed please find a copy of the complaint filed in this action.

Respectfully submitted,

Nicholas Berg /SMA

Nicholas M. Berg

Attachment

cc: Craig E. Marcus
Michael G. Doherty
Christopher G. Green

10000573

24168425_1.DOC

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JACOB LACHMAN, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. KOHLBERG CAPITAL CORPORATION, DAYL W. PEARSON, MICHAEL I. WIRTH, CHRISTOPHER LACOVARA, SAMUEL P. FRIEDER, and C. TURNEY STEVENS, Defendants.	Civil Action No. 10 CV 0231 FEDERAL SECURITIES CLASS ACTION COMPLAINT DEMAND FOR JURY TRIAL

Plaintiff Jacob Lachman ("Plaintiff"), individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his Class Action Complaint against defendants, alleges upon personal knowledge as to himself and his own acts, and upon information and belief as to all other matters, based on, *inter alia*, the investigation conducted by and through his attorneys, which included, among other things, a review of the defendants' public documents, conference calls and announcements made by defendants, Securities and Exchange Commission ("SEC") filings, and press releases published by and regarding Kohlberg Capital Corporation ("Kohlberg" or the "Company"), securities analysts' reports and advisories about the Company, and information readily obtainable on the Internet.

NATURE OF THE ACTION

1. This is a securities fraud class action against Kohlberg and certain of its top officials and is brought on behalf of all persons or entities who purchased Kohlberg securities between March 16, 2009 and December 24, 2009, inclusive (the "Class Period"), and who were damaged thereby.

2. Kohlberg is an internally managed, closed-end investment company. The Company's investment objective is to generate current income and capital appreciation from the investments made by its middle market business in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies.

3. Throughout the Class Period, Defendants misrepresented Kohlberg's financial results and operating conditions. Specifically, the Company reported inflated earnings that violated Generally Accepted Accounting Principles ("GAAP") by failing to properly account for the fair value of its investment portfolio under FASB Statement of Financial of Financial Accounting Standards No. 157 – Fair Value Measurements ("SFAS No. 157").

4. On November 9, 2009, Kohlberg announced that certain questions were raised by its auditor, Deloitte & Touche LLP ("Deloitte"), concerning the Company's methodology and process in valuing its loan portfolio under GAAP. As a result of these questions, the Company stated it would not be able to timely file with the SEC its third quarter results for the period ended September 30, 2009 on Form 10-Q.

5. As a result, the Company's stock price fell $0.56 per share or more than 10%, to close at $4.96.

6. On December 15, 2009, the Company announced that its financial statements for the fiscal year ended December 31, 2008 and the first two quarters of 2009 should no longer be relied upon, due to issues regarding valuation of the Company's loan portfolio.

7. On December 24, 2009, Kohlberg filed with the SEC a letter it received from Deloitte. In the letter, Deloitte disagreed with many of Kohlberg's contentions in its recent disclosures. In the letter, Deloitte stated, among other things, (a) that management essentially ceased providing substantive information about the Company's valuation of its loan portfolio to

Deloitte on December 14, 2009; (b) that significant unanswered and unfulfilled information requests remain outstanding; (c) that Kohlberg had previously provided Deloitte a revised valuation of the Company's loan portfolio as of December 31, 2008, which reflected a material reduction in the fair value of the Company's loan portfolio investments as of that date, but that those revisions had not been shown to certain Kohlberg board members of December 15, 2009; and (d) that Deloitte now believes the information supporting the fair values reflected in the Company's previously issued 2008 and interim financial statements was and continues to be incomplete and inaccurate.

8. On this news, shares of Kohlberg declined $0.44 per share or 8.5%, the next two trading days per share, to close at $4.72 on December 29, 2009.

9. As a result of the precipitous decline in the market value of the Company's securities upon disclosure of its true state of affairs, Plaintiff and other Class members, who purchased Kohlberg securities at prices inflated by Defendants' misrepresentations, have suffered significant losses and damages.

JURISDICTION AND VENUE

10. The claims asserted herein arise under Sections 10(b) and 20(a) of the Exchange Act (15 U.S.C. §§78j(b) and 78t(a)) and Rule 10b-5 promulgated thereunder by the SEC (17 C.F.R. § 240.10b-5).

11. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and Section 27 of the Exchange Act (15 U.S.C. §78aa).

12. Venue is proper in this Judicial District pursuant to §28 U.S.C. §1391(b), §27 of the Exchange Act (15 U.S.C. §78aa(c)). Many of the acts charged herein, including the preparation and dissemination of materially false and/or misleading information, occurred in

substantial part in this District. Additionally, Kohlberg maintains its principal executive offices within this District.

PARTIES

Plaintiff

13. Plaintiff, Jacob Lachman, as set forth in the accompanying certification, incorporated by reference herein, purchased Kohlberg securities during the Class Period, and suffered damages as a result of the federal securities law violations and false and/or misleading statements and/or material omissions alleged herein.

14. Defendant Kohlberg is a Delaware corporation which operates as an internally managed, closed-end investment company. Its principal executive offices are located at 295 Madison Avenue, 6th Floor, New York, NY 10017.

15. Defendant Dayl W. Pearson ("Pearson"), at all relevant times herein, was and is the Company's Chief Executive Officer, President and a member of the Board of Directors.

16. Defendant Michael I. Wirth ("Wirth"), at all relevant times herein, was and is the Company's Chief Financial Officer, Chief Compliance Officer, Secretary and Treasurer.

17. Christopher Lacovara ("Lacovara"), at all relevant times herein, was and is the Company's Chairman of the Board of Directors, a Vice President of the Company and Chairman of the Board's Valuation Committee. Lacovara, at all relevant times herein, was and is a Vice President and a member of the Management Committee of Katonah Debt Advisors L.L.C.

18. Samuel P. Frieder ("Frieder"), at all relevant times herein, was and is the Company's a Vice President of the Company. Frieder has served as a member of the Company's Board of Directors since December 2006 and serves on the Board's Valuation Committee.

19. C. Turney Stevens ("Stevens") has served as a member of the Company's Board of Directors since December 2006 and serves on the Board's Valuation Committee.

20. Defendants Pearson, Wirth, Lacovara, Frieder, and Stevens are collectively referred to hereinafter as the "Individual Defendants." The Individual Defendants, because of their positions with the Company, possessed the power and authority to control the contents of Kohlberg's reports to the SEC, press releases and presentations to securities analysts, money and portfolio managers and institutional investors, *i.e.*, the market. Each defendant was provided with copies of the Company's reports and press releases alleged herein to be misleading prior to, or shortly after, their issuance and had the ability and opportunity to prevent their issuance or cause them to be corrected. Because of their positions and access to material non-public information available to them, each of these defendants knew, or but for their recklessness would have known, of the material misrepresentations and omissions identified herein. The Individual Defendants are liable for the challenged false statements, as those statements were all "group-published" information, the result of the collective actions of the Individual Defendants.

SUBSTANTIVE ALLEGATIONS

Background

21. Kohlberg is an internally managed, non-diversified closed-end investment company that is regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act"). The Company's investment objective is to generate current income and capital appreciation from its investments. The Company originates, structures and invests in senior secured term loans, mezzanine debt and selected equity securities primarily in privately-held middle market companies.

22. The Company's investment portfolio generates net investment income which is generally used to fund the Company's dividend. Its investment portfolio mainly consists of three primary components: debt securities, collateralized loan obligation funds securities ("CLO Funds") and investment in its wholly owned asset manager, Katonah Debt Advisors LLC and its

affiliates ("Katonah"). Katonah manages CLO Funds primarily for third party investors that invest in broadly syndicated loans, high-yield bonds and other corporate credit instruments. As of December 31, 2008, the CLO Funds and Katonah represented approximately 22% of total investment portfolio. Katonah had approximately $2.1 billion of assets under management at the end of 2008.

23. According to the Board of the Directors' Valuation Committee Charter, the purpose of the Committee is:

- to determine whether market quotations are readily available for securities held by the Company;
- to determine the fair value of securities held by the Company for which market quotations are not readily available; and
- to determine the fair value of assets of the Company which are not held in the form of securities.

Defendants' False and Misleading Statements

24. The Class Period begins on March 16, 2009, when Kohlberg issued a press release announcing its financial results ended December 31, 2008. Specifically, for year 2008, the Company reported a net investment income of $30.7 million or $1.51 per share. Also, as of December 31, 2008, the Company's investment portfolio fair value was $514.2 million which included its investments at fair value in CLO Fund securities and affiliate asset managers, including Katonah were approximately $56.6 million and $56.5 million, respectively.

25. That same day, the Company filed with the SEC a Form 10-K for year ended December 31, 2008. The Company's 10-K was signed by the Individual Defendants and reaffirmed its 2008 financial results. The 10-K also contained Sarbanes-Oxley Act of 2002 ("SOX") certifications, signed by Defendants Pearson and Wirth.

26. The 10-K represented the following in relevant part as to the Company's valuation determinations under SFAS No. 157 in connection with the Company's investment portfolio:

Fair Value Measurements

The Company adopted SFAS No. 157 as of January 1, 2008, which among other matters, requires enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories.

Level I – Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed securities. As required by SFAS 157, the Company does not adjust the quoted price for these investments, even in situations where we hold a large position and a sale could reasonably affect the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include illiquid corporate loans and bonds and less liquid, privately held or restricted equity securities for which some level of recent trading activity has been observed.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value may require significant management judgment or estimation. Even if observable-market data for comparable performance or valuation measures (earnings multiples, discount rates, other financial/valuation ratios, etc.) are available, such investments are grouped as Level III if any significant data point that is

> not also market observable (private company earnings, cash flows, etc.) is used in the valuation process.
>
> In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.
>
> ***
>
> As a BDC, it is required that the Company invests primarily in the debt and equity of non-public companies for which there is little, if any, market-observable information. As a result, most, if not all, of the Company's investments at any given time will most likely be deemed Level III investments. The Company believes that investments classified as Level III for SFAS No. 157 have a further hierarchal framework which prioritizes and ranks such valuations based on the degree of independent and observable inputs, objectivity of data and models and the level of judgment required to adjust comparable data. The hierarchy of such methodologies are presented in the above table and discussed below in descending rank.

27. On May 8, 2009, the Company issued a press release announcing its first quarter 2009 financial results ended March 31, 2009. Specifically, for the first quarter 2009, the Company reported a net investment income of $7.1 million, or $0.32 per share. Also, as of March 31, 2009, the Company's investment portfolio fair value was $474.22 million which included its investments at fair value in CLO Fund securities and affiliate asset managers, including Katonah were approximately $49.8 million and $58.2 million, respectively.

28. On May 11, 2009, Kohlberg filed its Quarterly Report with the SEC on Form 10-Q for the first quarter ended March 31, 2009. The 10-Q was signed by Defendants Pearson and Wirth and reaffirmed the financial results announced on May 8, 2009. The 10-Q also contained SOX certifications, signed by Defendants Pearson and Wirth.

29. The 10-Q represented the following in relevant part as to the Company's valuation determinations under SFAS No. 157 in connection with the Company's investment portfolio:

> **Fair Value Measurements**
>
> The Company adopted SFAS No. 157 as of January 1, 2008, which among other matters, requires enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
>
> Investments measured and reported at fair value are classified and disclosed in one of the following categories.
>
> Level I – Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed securities. As required by SFAS 157, the Company does not adjust the quoted price for these investments, even in situations where we hold a large position and a sale could reasonably affect the quoted price.
>
> Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include illiquid corporate loans and bonds and less liquid, privately held or restricted equity securities for which some level of recent trading activity has been observed.
>
> Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value may require significant management judgment or estimation. Even if observable-market data for comparable performance or valuation measures (earnings multiples, discount rates, other financial/valuation ratios, etc.) are available, such investments are grouped as Level III if any significant data point that is

not also market observable (private company earnings, cash flows, etc.) is used in the valuation process.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and the Company considers factors specific to the investment.

***

As a BDC, it is required that the Company invests primarily in the debt and equity of non-public companies for which there is little, if any, market-observable information. As a result, most, if not all, of the Company's investments at any given time will most likely be deemed Level III investments. The Company believes that investments classified as Level III for SFAS No. 157 have a further hierarchal framework which prioritizes and ranks such valuations based on the degree of independent and observable inputs, objectivity of data and models and the level of judgment required to adjust comparable data. The hierarchy of such methodologies are presented in the above table and discussed below in descending rank.

30. On August 10, 2009, the Company issued a press release announcing financial results for its second quarter ended June 30, 2009. The Company reported a net investment income of $6.4 million or $0.29 per share. Also, as of June 30, 2009, the Company's investment portfolio fair value was $462.8 million which included its investments at fair value in CLO Fund securities and affiliate asset managers, including Katonah were approximately $56.8 million and $56.5 million, respectively.

31. On the same day, Kohlberg filed its Quarterly Report with the SEC on Form 10-Q for the second quarter ended June 30, 2009. The 10-Q was signed by Defendants Pearson and Wirth and reaffirmed the financial results for the second quarter. The 10-Q also contained SOX certifications, signed by Defendants Pearson and Wirth.

32. The 10-Q represented the following in relevant part as to the Company's valuation determinations under SFAS No. 157 in connection with the Company's investment portfolio:

> **Fair Value Measurements**
>
> The Company follows the provisions of SFAS 157 which among other matters, requires enhanced disclosures about investments that are measured and reported at fair value. SFAS 157 defines fair value and establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Subsequent to the adoption of SFAS 157, the FASB has issued various staff positions clarifying the initial standard (see Significant Accounting Policies-Investments).
>
> Investments measured and reported at fair value are classified and disclosed in one of the following categories.
>
> Level I – Unadjusted quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed securities. As required by SFAS 157, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably affect the quoted price.
>
> Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include illiquid corporate loans and bonds and less liquid, privately held or restricted equity securities for which some level of recent trading activity has been observed.
>
> Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value may require significant management judgment or estimation. Even if observable-market data for comparable performance or valuation measures (earnings multiples, discount rates, other financial/valuation ratios, etc.) are available, such

> investments are grouped as Level III if any significant data point that is not also market observable (private company earnings, cash flows, etc.) is used in the valuation process.
>
> In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and the Company considers factors specific to the investment.
>
> ***
>
> As a BDC, it is required that the Company invests primarily in the debt and equity of non-public companies for which there is little, if any, market-observable information. As a result, most, if not all, of the Company's investments at any given time will most likely be deemed Level III investments. The Company believes that investments classified as Level III for SFAS No. 157 have a further hierarchal framework which prioritizes and ranks such valuations based on the degree of independent and observable inputs, objectivity of data and models and the level of judgment required to adjust comparable data. The hierarchy of such methodologies are presented in the above table and discussed below in descending rank.

33. The foregoing statements were materially false and misleading because the Company reported inflated earnings by using methodology and procedures for valuing its loan portfolio investments that were in violation of GAAP, including SFAS No. 157 and as a result, the information supporting the fair values of its loan portfolio investments reflected in the Company's previously issued 2008 and interim 2009 financial statements was incomplete and inaccurate.

<u>The Truth Begins To Emerge</u>

34. On November 9, 2009, the Company disclosed in a press release and in a Form 8-K/A filed with the SEC that it was delaying the filing of its financial results for the third quarter ended September 30, 2009 because the Company's independent public accountants, Deloitte, has

raised certain questions regarding the Company's valuation determinations under SFAS No. 157 in connection with the Company's investment portfolio. Specifically, the Company revealed the following in relevant part:

> Kohlberg Capital Corporation (the "Company") has delayed the release of its full earnings results for the quarter ended September 30, 2009 while it is in discussion with its independent public accountants, Deloitte & Touche LLP ("Deloitte"), regarding valuation determinations under Statement of Financial Accounting Standards No. 157 – Fair Value Measurements ("SFAS 157") included in its financial statements for the fiscal year ended December 31, 2008 (the "December 31, 2008 financial statements") and for subsequent interim periods in 2009. The Company has been informed by Deloitte that as a result of an annual internal inspection process, certain questions have been raised by Deloitte regarding the Company's methodology and process of valuing its loan portfolio investments under SFAS 157. Deloitte has requested information in addition to that which was previously provided by the Company for purposes of its review. Deloitte issued an unqualified opinion on the December 31, 2008 financial statements, which was included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2009.
>
> Because the Company's financial statements for the quarter ended September 30, 2009 incorporate its balance sheet as of December 31, 2008, the finalization and filing of the Company's quarterly report on Form 10-Q for the third quarter of 2009 will be delayed. Accordingly, the Company will be unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 by today's deadline, and it intends to file a Notification of Late Filing on Form 12b-25 with the Securities and Exchange Commission.

35. In addition, the Company filed a Form NT 10-Q with the SEC notifying the SEC the Company's inability to file the Form 10-Q for the quarter ended September 30, 2009 by the deadline. Specifically, the Company provided the following information as to the status of Deloitte's review:

> As a result of its pending review of the December 31, 2008 financial statements, Deloitte has informed the Company that it will be unable to complete its review of the Company's financial statements for the quarter and nine month period ended September 30, 2009 until it has reached a conclusion about the Company's SFAS 157 valuations. Accordingly, the

> Company will be unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 by today's deadline. The delays could not be eliminated without unreasonable effort or expense.

36. As a result of this disclosure, the Company's stock price fell $0.56 per share or more than 10%, to close at $4.96.

37. On December 15, 2009, Kohlberg filed with the SEC a Form 8-K announcing that its previously issued financial statements for 2008 and for the first two quarters of fiscal 2009 should no longer be relied upon. The 8-K states in relevant part:

> Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.
>
> (b) Kohlberg Capital Corporation (the "Company") previously disclosed in its Current Report on Form 8-K/A dated November 9, 2009 and Form 12b-25 dated November 9, 2009 that it was unable to timely file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 due to ongoing discussions with Deloitte & Touche LLP ("Deloitte"), the Company's independent public accountants, of the application of certain accounting standards relating to valuation determinations under Statement of Financial Accounting Standards No. 157—Fair Value Measurements ("SFAS 157") included in its financial statements for the fiscal year ended December 31, 2008 in the Company's Annual Report on Form 10-K for such fiscal year and its financial statements for the interim quarterly periods ended March 31, 2009 and June 30, 2009 in the Company's Quarterly Reports on Form 10–Q for those respective periods (collectively, the "Financial Statements"). As previously disclosed, the discussions with Deloitte commenced following an internal inspection process by Deloitte of its audit of the Company's financial statements for the fiscal year ended December 31, 2008 as a result of which certain questions were raised by the Deloitte employees conducting the internal inspection regarding Deloitte's documentation of the methodology and procedures used to prepare the valuations reflected in the December 31, 2008 financial statements. As a result, certain questions were then raised by Deloitte regarding the Company's methodology and procedures for valuing its loan portfolio investments under SFAS 157. As also previously disclosed, Deloitte then requested supplemental information from the Company beyond that which was previously requested by Deloitte and provided by the Company for purposes of its prior review of each of the Financial Statements and preparation of its opinion covering the Financial Statements for the fiscal year ended December 31, 2008. The Company

provided such additional information and has engaged in an ongoing dialogue with Deloitte with respect to alternative methodologies and procedures that would be acceptable to Deloitte in valuing the Company's investments under SFAS 157.

The Company continues to provide additional information to Deloitte as it is requested by Deloitte and continues to review and discuss with Deloitte valuation methodologies and procedures that would be appropriate to meet the requirements of SFAS 157 and fairly reflect the value of the Company's investments as of December 31, 2008, March 31, 2009 and June 30, 2009. However, after a thorough review of, and ongoing dialogue with Deloitte regarding, the valuation methodologies and procedures that the Company currently believes would be acceptable to Deloitte, to date the Company has been unable to conclude that such alternative methodologies and procedures meet the requirements of SFAS 157 and fairly reflect the value of the Company's investments as of December 31, 2008, March 31, 2009 and June 30, 2009. Duff & Phelps, LLC, an independent valuation firm, that had provided third party valuation consulting services to the Company's Board of Directors in connection with the Company's Financial Statements for the fiscal year ended December 31, 2008 and for the quarterly period ended March 31, 2009, participated in certain of the discussions with Deloitte as part of the ongoing dialogue referred to above and continued to express its view in such discussions that, based upon the procedures performed by Duff & Phelps at the time of its review of the Company's valuation methodology and procedures in connection with the preparation of such Financial Statements and its understanding of the provisions of SFAS 157, the valuation methodology and procedures used by the Company did not appear to be unreasonable.

Deloitte issued an unqualified opinion on the Company's December 31, 2008 financial statements, which was included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2009. The Company is not aware of any allegation or belief by Deloitte that the information provided by the Company to Deloitte at the time of the preparation of the Financial Statements regarding the Company's valuation methodology and procedures was incomplete or inaccurate or omitted any information requested by Deloitte at such time. On December 10, 2009, the Company and its management were advised by Deloitte that (i) the audit report issued by Deloitte accompanying the Company's financial statements for the fiscal year ended December 31, 2008 in the Company's Annual Report on Form 10-K for such fiscal year and (ii) Deloitte's completed interim reviews of the Company's financial statements for the interim periods ended March 31, 2009 and June 30, 2009 in the Company's Quarterly Reports on Form 10–Q for those respective periods should no longer be relied upon because

> Deloitte had changed its position with respect to the appropriateness of the methodology and procedures used by the Company under SFAS 157 to value the Company's investments as of the end of each of those periods and, as a result, the Company has been informed that Deloitte now believes, based upon such changed position and the additional information provided to Deloitte by the Company following Deloitte's internal inspection process, that such Financial Statements contain material misstatements with respect to the value of the Company's investments included therein. Accordingly, the Financial Statements should not be relied upon until the foregoing matters are resolved.
>
> The Company's management, the Company's Audit Committee and Deloitte have discussed the matters disclosed in this filing.

38. On December 24, 2009, Kohlberg filed a Current Report with the SEC on Form 8-K/A. The 8-K/A contained a letter dated December 23, 2009 from Deloitte that it provided to the SEC, responding and disagreeing with the representations in the Company's 8-K filed on December 15, 2009. The letter states in relevant part:

> We have read Item 4.02(b) of Form 8-K of Kohlberg Capital Corporation (the "Company") dated December 15, 2009 (the "December 15, 2009 Form 8-K") and have the following comments:
>
> Except as discussed in the following sentences we agree with the statements made in the first paragraph. In the first paragraph, the Company asserts that certain information was "previously disclosed" in the Company's Current Report on Form 8-K/A dated November 9, 2009 (the "November 9, 2009 8-K/A") and Form 12b-25 dated November 9, 2009 (the "Form 12b-25"); we note that the information in the December 15, 2009 Form 8-K differs in some respects from the information disclosed in the November 9, 2009 8-K/A and the Form 12b-25. We refer to the November 9, 2009 8-K/A and Form 12b-25 for their contents. Accordingly, we disagree with the Company's statement that such information was previously disclosed. In addition with respect to the fifth sentence of the first paragraph, we disagree with the Company's statement that it "provided such additional information and has engaged in an ongoing dialogue with Deloitte" for the reasons stated in our response to the first sentence of the second paragraph set forth below. For purposes of clarity, we also note that the Company is responsible for the preparation of financial statements that present the Company's financial position, operations, changes in net assets and cash flows in accordance with U.S. Generally Accepted Accounting Principles, including FASB Statement of Financial Accounting Standards No. 157 — *Fair Value Measurements*

("SFAS 157"), and that such financial statements should not be prepared solely on the basis of what "would be acceptable to Deloitte."

We disagree with the statement made in the first sentence of the second paragraph. Management essentially ceased providing substantive information to Deloitte on December 14, 2009. Significant unanswered questions and unfulfilled information requests remain outstanding.

We have no basis to agree or disagree with the statement made in the second sentence of the second paragraph. We note that the Company provided Deloitte with (1) a revised valuation of the Company's loan portfolio investments as of December 31, 2008 and (2) a preliminary draft Form 10-Q which includes restatement disclosure. The revised valuation reflects a material reduction in the fair value of the Company's loan portfolio investments as of December 31, 2008 from the value included in the Company's financial statements for the fiscal year ended December 31, 2008 in the Company's Annual Report on Form 10-K for such fiscal year. For purposes of clarification, we note that we were informed on December 15, 2009 that certain Board members had not seen the details of the revised valuation results.

We agree with the statement made in the third sentence of the second paragraph, insofar as it does reflect statements made by Duff & Phelps, LLC ("Duff & Phelps") in discussions with Deloitte; however, we have no basis on which to agree or disagree with the characterization of Duff & Phelps as being "independent" of the Company. Further, we previously informed the Company that we did not agree with the view of Duff & Phelps.

We agree with the statement made in the first sentence of the third paragraph.

We disagree with the statement made in the second sentence of the third paragraph. As Deloitte advised the Company on December 10, 2009, in Deloitte's current view, the Company's financial statements for the fiscal year ended December 31, 2008 and the Company's financial statements for the interim periods ended March 31, 2009 and June 30, 2009 contain material misstatements based on information recently provided by the Company concerning its valuation methodologies and procedures under SFAS 157. Accordingly, Deloitte now believes the information supporting the fair values reflected in the Company's previously issued 2008 and interim 2009 financial statements was and continues to be incomplete and inaccurate.

We agree with the statements made in the third and fourth sentences of the third paragraph and in the single sentence of the fourth paragraph.

Very truly yours,

/s/ Deloitte & Touche LLP

cc: Michael Wirth, Chief Financial Officer
Albert Pastino, Chairman of the Audit Committee of the Board of Directors

39. On this news, the Company's stock fell 8.5% or $0.44 per share, the next two trading days, to close at $4.72 on December 29, 2009.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

40. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all those who purchased Kohlberg's securities between March 16, 2009 and December 24, 2009, inclusive (the "Class Period") and who were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

41. The members of the Class are so numerous that joinder of all members is impracticable. Throughout the Class Period, Kohlberg's securities were actively traded on Nasdaq. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class. Millions of Kohlberg shares were traded publicly during the Class Period on the Nasdaq and as of July 31, 2009, Kohlberg had 21.8 million shares of common stock outstanding. Record owners and other members of the Class may be identified from records maintained by Kohlberg or its transfer agent and may be notified of the pendency

of this action by mail, using the form of notice similar to that customarily used in securities class actions.

42. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

43. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

44. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

- whether the federal securities laws were violated by defendants' acts as alleged herein;
- whether statements made by defendants to the investing public during the Class Period misrepresented and/or omitted material facts about the business, operations and management of Kohlberg;
- whether the Individual Defendants caused Kohlberg to issue false and misleading financial statements during the Class Period;
- whether defendants acted knowingly or recklessly in issuing false and misleading financial statements;
- whether the market prices of Kohlberg during the Class Period were artificially inflated because of the defendants' conduct complained of herein; and
- whether the members of the Class have sustained damages and, if so, what is the proper measure of damages.

45. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as

a class action.

46. Plaintiff will rely, in part, upon the presumption of reliance established by the fraud-on-the-market doctrine in that:

- defendants made public misrepresentations or failed to disclose material facts during the Class Period;
- the omissions and misrepresentations were material;
- the securities of the Company traded in an efficient market;
- the misrepresentations and omissions alleged would tend to induce a reasonable investor to misjudge the value of the Company's securities; and
- Plaintiff and members of the Class purchased their Kohlberg securities between the time the defendants failed to disclose or misrepresented material facts and the time the true facts were disclosed, without knowledge of the omitted or misrepresented facts.

47. Based upon the foregoing, Plaintiff and the members of the Class are entitled to a presumption of reliance upon the integrity of the market.

CLAIMS FOR RELIEF

COUNT I

(Against All Defendants For Violations of Section 10(b) And Rule 10b-5 Promulgated Thereunder)

48. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

49. This Count is asserted against defendants and is based upon Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the SEC.

50. During the Class Period, defendants engaged in a plan, scheme, conspiracy and course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud and deceit upon Plaintiff and the other members of the Class; made various untrue statements of material facts and omitted to state

material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and employed devices, schemes and artifices to defraud in connection with the purchase and sale of securities. Such scheme was intended to, and, throughout the Class Period, did: (i) deceive the investing public, including Plaintiff and other Class members, as alleged herein; (ii) artificially inflate and maintain the market price of Kohlberg securities; and (iii) cause Plaintiff and other members of the Class to purchase Kohlberg securities at artificially inflated prices. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

51. Pursuant to the above plan, scheme, conspiracy and course of conduct, each of the defendants participated directly or indirectly in the preparation and/or issuance of the quarterly and annual reports, SEC filings, and press releases designed to influence the market for Kohlberg securities. Such reports, filings, and releases were materially false and misleading in that they failed to disclose material adverse information and misrepresented the truth about Kohlberg's finances and business prospects.

52. By virtue of their positions at Kohlberg, defendants had actual knowledge of the materially false and misleading statements and material omissions alleged herein and intended thereby to deceive Plaintiff and the other members of the Class, or, in the alternative, defendants acted with reckless disregard for the truth in that they failed or refused to ascertain and disclose such facts as would reveal the materially false and misleading nature of the statements made, although such facts were readily available to defendants. Said acts and omissions of defendants were committed willfully or with reckless disregard for the truth. In addition, each defendant knew or recklessly disregarded that material facts were being misrepresented or omitted as described above.

53. As a result of the dissemination of the aforementioned false and misleading reports and releases, the market price of Kohlberg securities was artificially inflated throughout the Class Period.

54. In ignorance of the adverse facts concerning Kohlberg's business and financial condition which were concealed by defendants, Plaintiff and the other members of the Class purchased Kohlberg securities at artificially inflated prices and relied upon the price of the stock, the integrity of the market for the stock and/or upon statements disseminated by defendants and were damaged thereby when the inflation dissipated upon revelations of the misconduct.

55. By reason of the conduct alleged herein, defendants knowingly or recklessly, directly or indirectly, have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

56. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Company's securities during the Class Period.

COUNT II

(Violations of Section 20(a) of the Exchange Act Against The Individual Defendants)

57. Plaintiff repeats and realleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

58. During the Class Period, the Individual Defendants participated in the operation and management of Kohlberg, and conducted and participated, directly and indirectly, in the conduct of Kohlberg's business affairs. Because of their senior positions, they knew or buy for their recklessness would have known that the adverse facts specified herein had not been disclosed to and were actively hidden from shareholders.

59. As officers and/or directors of a publicly owned company, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to Kohlberg's financial condition and results of operations, and to correct promptly any public statements issued by Kohlberg which had become materially false or misleading.

60. Because of their positions of control and authority as senior officers, the Individual Defendants were able to, and did, control the contents of the various reports, press releases and public filings which Kohlberg disseminated in the marketplace during the Class Period concerning Kohlberg's results of operations. Throughout the Class Period, the Individual Defendants exercised their power and authority to cause Kohlberg to engage in the wrongful acts complained of herein. The Individual Defendants therefore, were "controlling persons" of Kohlberg within the meaning of Section 20(a) of the Exchange Act. In this capacity, they participated in the unlawful conduct alleged which artificially inflated the market price of Kohlberg securities.

61. Each of the Individual Defendants, therefore, acted as a controlling person of Kohlberg. By reason of their senior management positions and/or being directors of Kohlberg, each of the Individual Defendants had the power to direct the actions of, and exercised the same, to cause Kohlberg to engage in the unlawful acts and conduct complained of herein. Each of the Individual Defendants exercised control over the general operations of Kohlberg and possessed the power to control the specific activities which comprise the primary violations about which Plaintiff and the other members of the Class complain.

62. By reason of the above conduct, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act for the violations committed by Kohlberg.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against defendants as follows:

A. Determining that the instant action may be maintained as a class action under Rule 23 of the Federal Rules of Civil Procedure;

B. Requiring defendants to pay damages sustained by Plaintiff and the Class by reason of the acts and transactions alleged herein;

C. Awarding Plaintiff and the other members of the Class prejudgment and post-judgment interest, as well as their reasonable attorneys' fees, expert fees and other costs; and

D. Awarding such other and further relief as this Court may deem just and proper.

DEMAND FOR TRIAL BY JURY

Pursuant to Rule 38(b) of the Federal Rules of Civil Procedure, Lead Plaintiff hereby demands trial by jury of all issues that may be so tried.

Dated: January 12, 2010

POMERANTZ HAUDEK GROSSMAN & GROSS LLP

By: ______________________
Marc I. Gross
Jeremy Lieberman
100 Park Avenue, 26th Floor
New York, New York 10017
Telephone: (212) 661-1100
Facsimile: (212) 661-8665

POMERANTZ HAUDEK GROSSMAN & GROSS LLP
Patrick V. Dahlstrom
Ten South LaSalle Street, Suite 3505
Chicago, Illinois 60603
Telephone: (312) 377-1181
Facsimile: (312) 377-1184

GLANCY BINKOW & GOLDBERG LLP
Lionel Z. Glancy
Michael Goldberg
1801 Avenue of the Stars, Suite 311
Los Angeles, California 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

Counsel for Plaintiff

Certification of Plaintiff
Pursuant to Federal Securities Laws

1. I, Jacob Lachman, make this declaration pursuant to Section 101 of the Private Securities Litigation Reform Act of 1995 as required by Section 21D (a) (2) of Title I of the Securities Exchange Act of 1934.

2. We have reviewed a Complaint against Kohlberg . ("KCAP"), and authorize a filing of a comparable complaint on my behalf.

3. I did not purchase my KCAP securities at the direction of plaintiffs' counsel or in order to participate in any private action arising under Title I of the Securities Exchange Act of 1934.

4. I am willing to serve as a representative party on behalf of a class as set forth in the Complaint, including providing testimony at deposition and trial, if necessary. I understand that the Court has the authority to select the most adequate lead plaintiff in this action and that the Pomerantz Firm will exercise its discretion in determining whether to move on my behalf for appointment as lead plaintiff.

5. To the best of my current knowledge, the attached sheet lists all of my purchases and sales in KCAP securities during the Class Period as specified in the Complaint.

6. During the three-year period preceding the date on which this certification is signed, I have not sought to serve as a representative party on behalf of a class under the federal securities laws, except as follows:

7. I agree not to accept any payment for serving as a representative party on behalf of the class as set forth in the Complaint, beyond my pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

8. The matters stated in this declaration are true to the best of my current knowledge, information and belief.

I declare under penalty or perjury that the foregoing is true and correct.

Executed January 11, 2010 at Stevenson Ranch, California
(Date) (City, State)

(Signature)

A. Jake Lachman
(Type or Print Name)

Summary of Purchases and Sales

DATE	TRANSACTION TYPE: PURCHASE OR SALE	NUMBER/ TYPE OF SECURITY	PRICE OF SECURITY
9/18/2009	Purchase	175 shs common	5.46
9/21/2009	Purchase	125 shs common	5.29
9/24/2009	Purchase	100 shs common	5.13
10/29/2009	Purchase	25 common	5.42

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	)	Chapter 11
QIMONDA RICHMOND, LLC, et al.,[1]	)	Case No. 09-10589 (MFW)
Debtors.	)	Jointly Administered

NOTICE OF AGENDA OF MATTERS SCHEDULED
FOR HEARING ON JANUARY 15, 2010 AT 11:30 A.M. (EDT)[2]

I. CONTINUED/RESOLVED MATTERS:

1. Motion of Qimonda Richmond, LLC for Entry of an Order, Pursuant to 11 U.S.C. § 365(a), Approving the Rejection of Those Certain Agreements with the City of Richmond [Docket No. 641; filed 8/21/09]

   Objection Deadline: September 3, 2009 at 4:00 p.m. (EDT)

   Objections/Responses Received:

   A. Response of the City of Richmond to the Debtors' Motion to Reject Certain Agreements [Docket No. 679; filed 9/3/09]

   Status: The hearing on this matter shall be continued to a date to be determined.

2. Motion of Google Inc. for Allowance and Payment of Administrative Expenses Pursuant to 11 U.S.C. § 503(b)(1) [Docket No. 890; filed 10/30/09]

   Objection Deadline: February 22, 2010 at 4:00 p.m.(EST)

   Objections/Responses Received: None.

   Related Documents:

   i. Declaration of Andrew Dorsey [Docket No. 891; filed 10/30/09]

[1] The Debtors in these chapter 11 cases, along with the last four (4) digits of each debtor's federal tax identification number, are: Qimonda Richmond, LLC (7867) and Qimonda North America Corp. (4654).

[2] Parties wishing to appear telephonically at this hearing must contact CourtCall via telephone (866-582-6878) or facsimile (866-533-2946) no later than 12:00 p.m. (EDT) on January 14, 2010.

ii. Declaration of John S. Kaplan [Docket No. 892; filed 10/30/09]

iii. Re-Notice of Hearing [Docket No. 984; filed 12/16/09]

Status: The hearing on this matter is continued to March 1, 2010 at 2:00 p.m.

3. Debtors' First Omnibus Objection to Certain (A) Amended and Superseded; (B) Duplicate; (C) Late Filed; and (D) No Supporting Documentation Claims (Non-Substantive) [Docket No. 908; filed 11/16/09]

Objection Deadline: December 7, 2009 at 4:00 p.m. (EST)

Objections/Responses Received:

A. Response to Debtors' First Omnibus Objection to Certain (A) Amended and Superseded; (B) Duplicate; (C) Late Filed; and (D) No Supporting Documentation Claims (Non-Substantive) Filed by Rabbit Office Automation [Docket No. 962; filed 12/4/09]

Related Documents:

i. Affidavit of Miriam Martinez in Support of the Debtors' First Omnibus Objection to Certain (A) Amended and Superseded; (B) Duplicate; (C) Late Filed; and (D) No Supporting Documentation Claims (Non-Substantive) [Docket No. 909; filed 11/16/09]

ii. Order Disallowing and Expunging Certain (A) Amended and Superseded Claims; (B) Duplicate Claims; (C) Late Filed Claims; and (D) No Supporting Documentation Claims; as Set Forth in the Debtors' First Omnibus Objection to Claims (Non-Substantive) [Docket No. 995; filed 12/17/09]

Status: The Court has previously entered an order with respect to previously resolved and uncontested matters. The hearing with respect to Rabbit Office Automation is continued to February 22, 2010 at 11:30 a.m.

4. Motion of the Debtors for an Order Approving a Stipulation Among the Debtors and the Official Committee of Unsecured Creditors Regarding Prosecution of Certain Causes of Action Against Kingston Technology International Ltd. and Granting the Committee Standing to Pursue Such Claims [Docket No. 947; filed 11/30/09]

Objection Deadline: December 18, 2009 at 4:00 p.m. (EST)

Objections/Responses Received: None at this time.

Related Documents:

i. Certification of No Objection [Docket No. 1004; filed 12/22/09]

ii. Proposed Form of Order

iii. Order (1) Approving a Stipulation Authorizing the Official Committee of Unsecured Creditors to Prosecute Certain Causes of Action Against Kingston Technology International Ltd. and (2) Granting the Creditors' Committee Standing to Pursue Such Claims [Docket No. 1047; filed 1/11/10]

Status: On January 11, 2010, the Court entered an order granting the requested relief in connection with this matter. Accordingly, no hearing with respect to this matter is necessary.

5. Debtors' Motion for Entry of an Order Approving Stipulation by and Among Qimonda North America Corp. and the New York State Department of Taxation and Finance to Permit the Offset of Prepetition Corporation and Withholding tax Refunds [Docket No. 964; filed 12/4/09]

Objection Deadline: December 18, 2009 at 4:00 p.m. (EST)

Objections/Responses Received: None at this time.

Related Documents:

i. Certification of No Objection [Docket No. 1005; filed 12/22/09]

ii. Proposed Form of Order

iii. Order Approving Stipulation by and Among Qimonda North America Corp. and the New York State Department of Taxation and Finance to Permit the Offset of Prepetition Corporation and Withholding Tax Refunds [Docket No. 1046; filed 1/11/10]

Status: On January 11, 2010, the Court entered an order granting the requested relief in connection with this matter. Accordingly, no hearing with respect to this matter is necessary.

6. Motion Pursuant to Bankruptcy Rule 9019(a) to Approve Stipulation Between the Debtors and Certain Infineon Entities Regarding Claim Nos. 1016 & 1019 [Docket No. 973; filed 12/11/09]

Objection Deadline: December 28, 2009 at 4:00 p.m. (EST)

Objections/Responses Received: None at this time.

Related Documents:

i. Certification of No Objection [Docket No. 1019; filed 12/31/09]

ii. Proposed Form of Order

iii. Order Granting Motion to Approve Stipulation Between the Debtors and Certain Infineon Entities Regarding Claim Nos. 1016 & 1019 [Docket No. 1048; filed 1/11/10]

Status: On January 11, 2010, the Court entered an order granting the requested relief in connection with this matter. Accordingly, no hearing with respect to this matter is necessary.

II. UNCONTESTED MATTERS WITH CERTIFICATION OF NO OBJECTION:

7. Debtors' Motion for a Third Extension of Their Exclusive Periods for File a Chapter 11 Plan and Solicit Acceptances Thereof Pursuant to Section 1121(d) of the Bankruptcy Code [Docket No. 1015; filed 12/29/09]

Objection Deadline: January 8, 2010 at 4:00 p.m. (EST)

Objections/Responses Received: None at this time.

Related Documents:

i. Certification of No Objection [Docket No. 1049; filed 1/11/10]

ii. Proposed Form of Order

Status: A certification of no objection was filed on January 11, 2010. Accordingly, a hearing on this matter is necessary only to the extent the Court has questions or concerns.

III. UNCONTESTED MATTERS:

8. Third Application of the Official Committee of Unsecured Creditors for Reimbursement of Committee Member Expenses [Docket No. 980; filed 12/15/09]

   Objection Deadline: January 8, 2010 at 4:00 p.m. (EST)

   Objections/Responses Received: None at this time.

   Status: The hearing on this matter will go forward.

IV. INTERIM FEE APPLICATIONS

9. Amended Notice of Second Interim Fee Hearing [Docket No. 1030; filed 1/8/10]

   Status: The hearing on the interim fee applications listed on Exhibit A is going forward.

Dated: January 13, 2010
Wilmington, Delaware

Respectfully submitted,

Mark D. Collins (No. 2981)
Michael J. Merchant (No. 3854)
Lee E. Kaufman (No. 4877)
RICHARDS, LAYTON & FINGER, P.A.
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
Telephone: (302) 651-7700
Facsimile: (302) 651-7701

-and-

Mark Thompson (admitted *pro hac vice*)
Morris J. Massel (admitted *pro hac vice*)
SIMPSON THACHER & BARTLETT LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000
Facsimile: (212) 455-2502

Attorneys for the Debtors and Debtors in Possession

EXHIBIT A

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re	Chapter 11
QIMONDA RICHMOND, LLC, et al.,[1]	Case No. 09-10589 (MFW)
Debtors.	Jointly Administered

INDEX OF INTERIM FEE APPLICATIONS TO BE CONSIDERED AT THE JANUARY 15, 2010 HEARING

1. First Interim Application of Advanced Technology Resource Group of CMN Inc., D/B/A Colliers International, Gordon Brothers Commercial & Industrial LLC, and Emerald Technology Valuations, LLC for Reimbursement of Actual and Necessary Expenses Incurred for the Period February 28, 2009 through June 30, 2009 [Docket No. 781; filed 9/23/09]

Related Documents:

A. First Monthly Application of Advanced Technology Resource Group of CMN Inc., D/B/A Colliers International, Gordon Brothers Commercial & Industrial LLC, and Emerald Technology Valuations, LLC for Reimbursement of Actual and Necessary Expenses Incurred for the Period February 28, 2009 through April 30, 2009 [Docket No. 415; filed 6/8/09]

B. Certificate of No Objection Regarding First Monthly Application of Advanced Technology Resource Group of CMN Inc., D/B/A Colliers International, Gordon Brothers Commercial & Industrial LLC, and Emerald Technology Valuations, LLC for Reimbursement of Actual and Necessary Expenses Incurred for the Period February 28, 2009 through April 30, 2009 [Docket No. 512; filed 7/2/09]

C. Second Monthly Application of Advanced Technology Resource Group of CMN Inc., D/B/A Colliers International, Gordon Brothers Commercial & Industrial LLC, and Emerald Technology Valuations, LLC for Reimbursement of Actual and Necessary Expenses Incurred for the Period May 1, 2009 through May 31, 2009 [Docket No. 547; filed 7/16/09]

[1] The Debtors in these chapter 11 cases, along with the last four (4) digits of each debtor's federal tax identification number, are: Qimonda Richmond, LLC (7867) and Qimonda North America Corp. (4654).

D. Certificate of No Objection Regarding Second Monthly Application of Advanced Technology Resource Group of CMN Inc., D/B/A Colliers International, Gordon Brothers Commercial & Industrial LLC, and Emerald Technology Valuations, LLC for Reimbursement of Actual and Necessary Expenses Incurred for the Period May 1, 2009 through May 31, 2009 [Docket No. 595; filed 8/6/09]

E. Third Monthly Application of Advanced Technology Resource Group of CMN Inc., D/B/A Colliers International, Gordon Brothers Commercial & Industrial LLC, and Emerald Technology Valuations, LLC for Reimbursement of Actual and Necessary Expenses Incurred for the Period June 1, 2009 through June 30, 2009 [Docket No. 780; filed 9/23/09]

F. Certificate of No Objection Regarding Third Monthly Application of Advanced Technology Resource Group of CMN Inc., D/B/A Colliers International, Gordon Brothers Commercial & Industrial LLC, and Emerald Technology Valuations, LLC for Reimbursement of Actual and Necessary Expenses Incurred for the Period June 1, 2009 through June 30, 2009 [Docket No. 852; filed 10/15/09]

2. First Interim Fee Application of McGuireWoods LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Conflicts Counsel tot eh Debtors and Debtors in Possession for the Period from June 15, 2009 through October 31, 2009 [Docket No. 937; filed 11/24/09]

Related Documents:

A. First Monthly Application of McGuireWoods LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Special Virginia Counsel to the Debtors and Debtors in Possession for the Period from June 15, 2009 through June 30, 2009 [Docket No. 586; filed 7/27/09]

B. Certificate of No Objection Regarding First Monthly Application of McGuireWoods LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Special Virginia Counsel to the Debtors and Debtors in Possession for the Period from June 15, 2009 through June 30, 2009 [Docket No. 645; filed 8/24/09]

C. Second Monthly Application of McGuireWoods LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Special Virginia Counsel to the Debtors and Debtors in Possession for the Period from July 1, 2009 through July 31, 2009 [Docket No. 652; filed 8/26/09]

D. Certificate of No Objection Regarding Second Monthly Application of McGuireWoods LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Special Virginia Counsel to the Debtors and Debtors in Possession for the Period from July 1, 2009 through July 31, 2009 [Docket No. 757; filed 9/18/09]

E. Third Monthly Application of McGuireWoods LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Special Virginia Counsel to the Debtors and Debtors in Possession for the Period from August 1, 2009 through August 31, 2009 [Docket No. 752; filed 9/17/09]

F. Certificate of No Objection Regarding Third Monthly Application of McGuireWoods LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Special Virginia Counsel to the Debtors and Debtors in Possession for the Period from August 1, 2009 through August 31, 2009 [Docket No. 856; filed 10/16/09]

G. Fourth Monthly Application of McGuireWoods LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Special Virginia Counsel to the Debtors and Debtors in Possession for the Period from September 1, 2009 through September 30, 2009 [Docket No. 853; filed 10/15/09]

H. Certificate of No Objection Regarding Fourth Monthly Application of McGuireWoods LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Special Virginia Counsel to the Debtors and Debtors in Possession for the Period from September 1, 2009 through September 30, 2009 [Docket No. 902; filed 11/12/09]

I. Fifth Monthly Application of McGuireWoods LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Special Virginia Counsel to the Debtors and Debtors in Possession for the Period from October 1, 2009 through October 31, 2009 [Docket No. 912; filed 11/16/09]

J. Certificate of No Objection Regarding Fifth Monthly Application of McGuireWoods LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Special Virginia Counsel to the Debtors and Debtors in Possession for the Period from October 1, 2009 through October 31, 2009 [Docket No. 981; filed 12/15/09]

3. Interim Fee Application Request of Simpson Thacher & Bartlett LLP for the Period of July 1, 2009 Through October 31, 2009 [Docket No. 938; filed 11/21/09]

Related Documents:

A. Fifth Monthly Application of Simpson Thacher & Bartlett LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from July 1, 2009 through July 31, 2009 [Docket No. 619; filed 8/13/09]

B. Certificate of No Objection Regarding Fifth Monthly Application of Simpson Thacher & Bartlett LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in

Possession for the Period from July 1, 2009 through July 31, 2009 [Docket No. 703; filed 9/11/09]

C. Sixth Monthly Application of Simpson Thacher & Bartlett LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from August 1, 2009 through August 31, 2009 [Docket No. 743; filed 9/16/09]

D. Certificate of No Objection Regarding Sixth Monthly Application of Simpson Thacher & Bartlett LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from August 1, 2009 through August 31, 2009 [Docket No. 834; filed 10/9/09]

E. Seventh Monthly Application of Simpson Thacher & Bartlett LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from September 1, 2009 through September 30, 2009 [Docket No. 869; filed 10/20/09]

F. Certificate of No Objection Regarding Seventh Monthly Application of Simpson Thacher & Bartlett LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from September 1, 2009 through September 30, 2009 [Docket No. 903; filed 11/12/09]

G. Eighth Monthly Application of Simpson Thacher & Bartlett LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from October 1, 2009 through October 31, 2009 [Docket No. 934; filed 11/19/09]

H. Certificate of No Objection Regarding Eighth Monthly Application of Simpson Thacher & Bartlett LLP for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from October 1, 2009 through October 31, 2009 [Docket No. 976; filed 12/14/09]

4. Second Interim Fee Application Request of Alvarez & Marsal North America LLC for the Period of July 1, 2009 Through October 31, 2009 [Docket No. 945; filed 11/30/09]

<u>Related Documents:</u>

A. Fifth Monthly Application of Alvarez & Marsal North America, LLC for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Restructuring and Financial Advisors to the Debtors and Debtors in Possession for the Period from July 1, 2009 through July 31, 2009 [Docket No. 620; filed 8/17/09]

B. Certificate of No Objection Regarding Fifth Monthly Application of Alvarez & Marsal North America, LLC for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Restructuring and Financial Advisors to the Debtors and Debtors in Possession for the Period from July 1, 2009 through July 31, 2009 [Docket No. 702; filed 9/10/09]

C. Sixth Monthly Application of Alvarez & Marsal North America, LLC for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Restructuring and Financial Advisors to the Debtors and Debtors in Possession for the Period from August 1, 2009 through August 31, 2009 [Docket No. 738; filed 9/15/09]

D. Certificate of No Objection Regarding Sixth Monthly Application of Alvarez & Marsal North America, LLC for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Restructuring and Financial Advisors to the Debtors and Debtors in Possession for the Period from August 1, 2009 through August 31, 2009 [Docket No. 833; filed 10/9/09]

E. Seventh Monthly Application of Alvarez & Marsal North America, LLC for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Restructuring and Financial Advisors to the Debtors and Debtors in Possession for the Period from September 1, 2009 through September 30, 2009 [Docket No. 878; filed 10/23/09]

F. Certificate of No Objection Regarding Seventh Monthly Application of Alvarez & Marsal North America, LLC for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Restructuring and Financial Advisors to the Debtors and Debtors in Possession for the Period from September 1, 2009 through September 30, 2009 [Docket No. 918; filed 11/18/09]

G. Eighth Monthly Application of Alvarez & Marsal North America, LLC for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Restructuring and Financial Advisors to the Debtors and Debtors in Possession for the Period from October 1, 2009 through October 31, 2009 [Docket No. 943; filed 11/25/09]

H. Certificate of No Objection Regarding Eighth Monthly Application of Alvarez & Marsal North America, LLC for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Restructuring and Financial Advisors to the Debtors and Debtors in Possession for the Period from October 1, 2009 through October 31, 2009 [Docket No. 1003; filed 12/22/09]

5. Second Interim Application of Ashby & Geddes, P.A. as Attorneys for the Official Committee of Unsecured Creditors for Allowance of Compensation for Services Rendered and Reimbursement of Expenses Incurred for the Period of July 1, 2009 through October 31, 2009 [Docket No. 959; filed 12/3/09]

Related Documents:

A. Fifth Monthly Application of Ashby & Geddes, P.A. as Counsel to the Official Committee of Unsecured Creditors, for Allowance of Compensation for Services Rendered and Reimbursement of Expenses Incurred for the Period of July 1, 2009 through July 31, 2009 [Docket No. 650; filed 8/26/09]

B. Certificate of No Objection Regarding Fifth Monthly Application of Ashby & Geddes, P.A. as Counsel to the Official Committee of Unsecured Creditors, for Allowance of Compensation for Services Rendered and Reimbursement of Expenses Incurred for the Period of July 1, 2009 through July 31, 2009 [Docket No. 810; filed 10/1/09]

C. Sixth Monthly Application of Ashby & Geddes, P.A. as Counsel to the Official Committee of Unsecured Creditors, for Allowance of Compensation for Services Rendered and Reimbursement of Expenses Incurred for the Period of August 1, 2009 through August 31, 2009 [Docket No. 814; filed 10/5/09]

D. Certificate of No Objection Regarding Sixth Monthly Application of Ashby & Geddes, P.A. as Counsel to the Official Committee of Unsecured Creditors, for Allowance of Compensation for Services Rendered and Reimbursement of Expenses Incurred for the Period of August 1, 2009 through August 31, 2009 [Docket No. 884; filed 10/29/09]

E. Seventh Monthly Application of Ashby & Geddes, P.A. as Counsel to the Official Committee of Unsecured Creditors, for Allowance of Compensation for Services Rendered and Reimbursement of Expenses Incurred for the Period of September 1, 2009 through September 30, 2009 [Docket No. 873; filed 10/21/09]

F. Certificate of No Objection Regarding Seventh Monthly Application of Ashby & Geddes, P.A. as Counsel to the Official Committee of Unsecured Creditors, for Allowance of Compensation for Services Rendered and Reimbursement of Expenses Incurred for the Period of September 1, 2009 through September 30, 2009 [Docket No. 905; filed 11/13/09]

G. Eighth Monthly Application of Ashby & Geddes, P.A. as Counsel to the Official Committee of Unsecured Creditors, for Allowance of Compensation for Services Rendered and Reimbursement of Expenses Incurred for the Period of October 1, 2009 through October 31, 2009 [Docket No. 915; filed 11/17/09]

H. Certificate of No Objection Regarding Eighth Monthly Application of Ashby & Geddes, P.A. as Counsel to the Official Committee of Unsecured Creditors, for Allowance of Compensation for Services Rendered and Reimbursement of

Expenses Incurred for the Period of October 1, 2009 through October 31, 2009 [Docket No. 969; filed 12/9/09]

6. Second Interim Fee Application of Jones Day for Allowance of Compensation for Reimbursement of Expenses for the Period of July 1, 2009 through October 31, 2009 [Docket No. 963; filed 12/4/09]

Related Documents:

A. Fifth Monthly Fee Application of Jones Day for Interim Allowance of Compensation and for Reimbursement of Expenses as Counsel to the Official Committee of Unsecured Creditors for the Period from July 1, 2009 through July 31, 2009 [Docket No. 659; filed 8/28/09]

B. Certification of No Objection Regarding Fifth Monthly Fee Application of Jones Day for Interim Allowance of Compensation and for Reimbursement of Expenses as Counsel to the Official Committee of Unsecured Creditors for the Period from July 1, 2009 through July 31, 2009 [Docket No. 761; filed 9/21/09]

C. Sixth Monthly Fee Application of Jones Day for Interim Allowance of Compensation and for Reimbursement of Expenses as Counsel to the Official Committee of Unsecured Creditors for the Period from August 1, 2009 through August 31, 2009 [Docket No. 756; filed 9/18/09]

D. Certification of No Objection Regarding Sixth Monthly Fee Application of Jones Day for Interim Allowance of Compensation and for Reimbursement of Expenses as Counsel to the Official Committee of Unsecured Creditors for the Period from August 1, 2009 through August 31, 2009 [Docket No. 842; filed 10/13/09]

E. Seventh Monthly Fee Application of Jones Day for Interim Allowance of Compensation and for Reimbursement of Expenses as Counsel to the Official Committee of Unsecured Creditors for the Period from September 1, 2009 through September 30, 2009 [Docket No. 895; filed 11/3/09]

F. Certification of No Objection Regarding Seventh Monthly Fee Application of Jones Day for Interim Allowance of Compensation and for Reimbursement of Expenses as Counsel to the Official Committee of Unsecured Creditors for the Period from September 1, 2009 through September 30, 2009 [Docket No. 944; filed 11/25/09]

G. Eighth Monthly Fee Application of Jones Day for Interim Allowance of Compensation and for Reimbursement of Expenses as Counsel to the Official Committee of Unsecured Creditors for the Period from October 1, 2009 through October 31, 2009 [Docket No. 949; filed 12/1/09]

H. Certification of No Objection Regarding Eighth Monthly Fee Application of Jones Day for Interim Allowance of Compensation and for Reimbursement of Expenses as Counsel to the Official Committee of Unsecured Creditors for the Period from October 1, 2009 through October 31, 2009 [Docket No. 1008; filed 12/23/09]

7. Second Interim Fee Application Request of Richards, Layton & Finger, P.A. for the Period of July 1, 2009 through October 31, 2009 [Docket No. 982; filed 12/15/09]

Related Documents:

A. Fifth Monthly Application of Richards, Layton & Finger, P.A. for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from July 1, 2009 through July 31, 2009 [Docket No. 672; filed 8/31/09]

B. Certificate of No Objection Regarding Fifth Monthly Application of Richards, Layton & Finger, P.A. for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from July 1, 2009 through July 31, 2009 [Docket No. 805; filed 9/30/09]

C. Sixth Monthly Application of Richards, Layton & Finger, P.A. for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from August 1, 2009 through August 31, 2009 [Docket No. 806; filed 9/30/09]

D. Certificate of No Objection Regarding Sixth Monthly Application of Richards, Layton & Finger, P.A. for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from August 1, 2009 through August 31, 2009 [Docket No. 876; filed 10/23/09]

E. Seventh Monthly Application of Richards, Layton & Finger, P.A. for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from September 1, 2009 through September 30, 2009 [Docket No. 889; filed 10/30/09]

F. Certificate of No Objection Regarding Seventh Monthly Application of Richards, Layton & Finger, P.A. for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from September 1, 2009 through September 30, 2009 [Docket No. 939; filed 11/24/09]

G. Eighth Monthly Application of Richards, Layton & Finger, P.A. for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from October 1, 2009 through October 31, 2009 [Docket No. 946; filed 11/30/09]

H. Certificate of No Objection Regarding Eighth Monthly Application of Richards, Layton & Finger, P.A. for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from October 1, 2009 through October 31, 2009 [Docket No. 1011; filed 12/23/09]

8. First Interim Application (August 25, 2009 through October 31, 2009) of Elloitt Greenleaf, Special Litigation Counsel to the Debtors, for Compensation and Reimbursement of Expenses Pursuant to Sections 327(e), 328(a) and 330 of the Bankruptcy Code [Docket No. 986; filed 12/16/09]

Related Documents:

A. First Monthly Application (August 25, 2009 through September 30, 2009) of Elliott Greenleaf, Delaware Special Litigation Counsel to the Debtors, for Compensation and Reimbursement of Expenses Pursuant to Sections 327(e), 328(a) and 330 of the Bankruptcy Code [Docket No. 899; filed 11/9/09]

B. Certification of No Objection Regarding First Monthly Application (August 25, 2009 through September 30, 2009) of Elliott Greenleaf, Delaware Special Litigation Counsel to the Debtors, for Compensation and Reimbursement of Expenses Pursuant to Sections 327(e), 328(a) and 330 of the Bankruptcy Code [Docket No. 957; filed 12/3/09]

C. Second Monthly Application (October 1, 2009 through October 31, 2009) of Elliott Greenleaf, Delaware Special Litigation Counsel to the Debtors, for Compensation and Reimbursement of Expenses Pursuant to Sections 327(e), 328(a) and 330 of the Bankruptcy Code [Docket No. 985; filed 12/16/09]

9. First Interim Application Request of Hengeler Mueller, *Partnerschaft von Rechtsanwalten* for the Period of June 12, 2009 through September 30, 2009 [Docket No. 1010; filed 12/23/09]

Related Documents:

A. First Monthly Application of Hengeler Mueller, *Partnerschaft von Rechtsanwalten* (Partnership of Attorneys-at-Law) for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from June 12, 2009 through June 30, 2009 [Docket No. 583; filed 7/24/09]

B. Certification of No Objection Regarding First Monthly Application of Hengeler Mueller, *Partnerschaft von Rechtsanwalten* (Partnership of Attorneys-at-Law) for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from June 12, 2009 through June 30, 2009 [Docket No. 623; filed 8/17/09]

C. Second Monthly Application of Hengeler Mueller, *Partnerschaft von Rechtsanwalten* (Partnership of Attorneys-at-Law) for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the

Debtors and Debtors in Possession for the Period from July 1, 2009 through July 31, 2009 [Docket No. 646; filed 8/24/09]

D. Certification of No Objection Regarding Second Monthly Application of Hengeler Mueller, *Partnerschaft von Rechtsanwalten* (Partnership of Attorneys-at-Law) for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from July 1, 2009 through July 31, 2009 [Docket No. 744; filed 9/16/09]

E. Third Monthly Application of Hengeler Mueller, *Partnerschaft von Rechtsanwalten* (Partnership of Attorneys-at-Law) for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from August 1, 2009 through August 31, 2009 [Docket No. 759; filed 9/21/09]

F. Certification of No Objection Regarding Third Monthly Application of Hengeler Mueller, *Partnerschaft von Rechtsanwalten* (Partnership of Attorneys-at-Law) for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from August 1, 2009 through August 31, 2009 [Docket No. 859; filed 10/19/09]

G. Fourth Monthly Application of Hengeler Mueller, *Partnerschaft von Rechtsanwalten* (Partnership of Attorneys-at-Law) for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from September 1, 2009 through September 30, 2009 [Docket No. 871; filed 10/20/09]

H. Certification of No Objection Regarding Fourth Monthly Application of Hengeler Mueller, *Partnerschaft von Rechtsanwalten* (Partnership of Attorneys-at-Law) for Allowance of Compensation for Services Rendered and for Reimbursement of Expenses as Co-Counsel to the Debtors and Debtors in Possession for the Period from September 1, 2009 through September 31, 2009 [Docket No. 904; filed 11/12/09]